PROSPECTUS SUPPLEMENT                         Filed Pursuant to Rule 424(b)(5)
(To Prospectus Dated June 23, 1997)           File No. 333-29049

                                  $200,000,000

                                  ARISTAR LOGO

                                 ARISTAR, INC.

                          5.85% SENIOR NOTES DUE 2004
                            ------------------------

     The Notes bear interest at the rate of 5.85% per year. Interest on the Notes is payable on January 27 and July 27 of each year, beginning July 27, 1999. The Notes will mature on January 27, 2004. The Notes are not redeemable before maturity. The Notes will be issued only in registered form in denominations of $1,000.

     The Notes are unsecured and rank equally with all of our other senior unsecured and unsubordinated debt. There is currently no public market for the Notes, and we do not intend to apply for listing of the Notes on any national securities exchange.
                            ------------------------

                                                          PER NOTE       TOTAL
                                                          --------    ------------
Public Offering Price(1)................................   99.85%     $199,700,000
Underwriting Discount...................................     .60%       $1,200,000
Proceeds, before expenses, to Aristar, Inc..............   99.25%     $198,500,000

---------------
     (1) Plus accrued interest from January 27, 1999.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The Notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about January 27, 1999.
                            ------------------------

MERRILL LYNCH & CO.
                            GOLDMAN, SACHS & CO.

                                                  SALOMON SMITH BARNEY
                            ------------------------

          The date of this prospectus supplement is January 22, 1999.

                               TABLE OF CONTENTS

                                       PAGE
                                       ----
PROSPECTUS SUPPLEMENT
About This Prospectus Supplement.....  S-2
The Company..........................  S-2
Recent Developments..................  S-2
Use of Proceeds......................  S-3
Certain Terms of the Notes...........  S-3
Summary Financial Information........  S-5
Underwriting.........................  S-7
Legal Opinions.......................  S-7
Experts..............................  S-8
PROSPECTUS
Available Information................    2
Incorporation of Certain Documents by
  Reference..........................    2
The Company..........................    3
Use of Proceeds......................    3
Ratio of Earnings to Fixed Charges...    4
Description of Debt Securities.......    4
Plan of Distribution.................   15

                        ABOUT THIS PROSPECTUS SUPPLEMENT

You should read this prospectus supplement carefully, along with the prospectus that follows, before you invest. Both documents contain important information you should consider when making your investment decision. This prospectus supplement contains information about our 5.85% Senior Notes due 2004, and the prospectus contains information about our senior debt generally. This prospectus supplement may add, update or change information in the prospectus. You should rely only on the information provided or incorporated by reference in this prospectus supplement and the prospectus. We have not authorized anyone else to provide you with different information. If this prospectus supplement is inconsistent with the prospectus, rely on this prospectus supplement. The information in this prospectus supplement is accurate as of January 22, 1999.

                                  THE COMPANY

Aristar, Inc. is a consumer financial services holding company headquartered in Tampa, Florida. We are an indirect wholly-owned subsidiary of Washington Mutual, Inc. Neither Washington Mutual nor any of Washington Mutual's other subsidiaries has any obligation, direct or otherwise, with respect to any of our unsecured senior debt, including the Notes, or any obligation to maintain our net worth.

We make direct consumer installment and mortgage loans, and we purchase retail installment contracts from local retail establishments, through a network of approximately 498 branch offices in 22 states, primarily in the southeastern United States and California. We also accept deposits in Colorado and Utah through our subsidiary, First Community Industrial Bank. We generally operate under the names Blazer Financial Services, City Finance Company and First Community Financial Services.

                              RECENT DEVELOPMENTS

Net income was $11.5 million for the quarter ended December 31, 1998, a decrease of 4.5% from the quarter ended December 31, 1997. Net income for the fourth quarter was adversely affected by a $4.5 million charge for the estimated costs of settlement of certain multi-district class-action litigation. We had net interest income of $76.5 million before provision for credit losses for the quarter ended December 31, 1998, an increase of 15.2% from the quarter ended December 31, 1997. We made a provision for credit losses of $21.7 million for the quarter ended December 31, 1998, which increased our allowance for credit losses at December 31, 1998 to $80.5 million after net charge-offs and allowances on notes purchased. Non-interest expense of $42.8 million for the quarter ended December 31, 1998 was up 24.0% compared to the same period in 1997. Non-interest expense in the fourth quarter of 1998 includes the $4.5 million litigation settlement referred to above. For the quarter ended
December 31, 1998, our net consumer finance receivables outstanding were $2.6 billion, an increase of 10.6% from the quarter ended December 31, 1997.
At December 31, 1998, we had non-performing assets of $53.4 million, representing 1.9% of our total assets. Results for the three months ended December 31, 1998 are not indicative of results for the fiscal year ending December 31, 1998, nor are they necessarily indicative of results for any future period.

                                USE OF PROCEEDS

We will apply the proceeds from the sale of the Notes to pay at maturity our 7 7/8% Senior Notes due February 15, 1999 in the aggregate principal amount of $100 million and for general corporate purposes.

                           CERTAIN TERMS OF THE NOTES

GENERAL

The Notes will mature on January 27, 2004 and will be limited to $200 million aggregate principal amount. An Officer's Certificate sets forth the terms of the Notes in accordance with the Senior Indenture, dated as of October 1, 1997, between Aristar and First Union National Bank, as trustee. The Notes will constitute a single series of our unsecured senior debt and will rank equally with all of our other unsecured and unsubordinated debt. See "Description of Debt Securities" in the prospectus for a description of the rights under our senior debt securities, including the Notes, under the Senior Indenture.

The Notes will bear interest from January 27, 1999, or from the most recent date to which we have paid or provided for interest, at the annual rate of 5.85%. We will pay interest semiannually on each January 27 and July 27, beginning on July 27, 1999, to the person in whose name the Notes are registered at the close of business on the January 12 or July 12 prior to the payment date.

We will issue the Notes only in registered form, in denominations of $1,000. We will pay principal and interest at the corporate trust office of the trustee at 40 Broad Street, Suite 550, New York, New York 10004 or at such other office or agency that we will maintain for such purpose in New York City. At our option, we may pay interest by check mailed to the person entitled to payment at that person's address appearing on the register of the Notes.

The Senior Indenture permits us at any time (including more than one year prior to the maturity of the Notes) to discharge our obligations on the Notes by providing for payment when due of the principal and interest and by satisfying certain other conditions described under "Description of Debt
Securities -- Satisfaction and Discharge" in the prospectus.

The Notes are not redeemable before maturity.

BOOK-ENTRY SYSTEM

The Notes will be represented by one or more Global Securities that we will deposit with DTC or its agent. We will register the Notes in the name of DTC's partnership nominee, Cede & Co. The deposit of the Notes with DTC and their registration in the name of Cede & Co. will effect no change in beneficial ownership.

The Notes will settle in DTC's Same-Day Funds Settlement System and trade in that system in book-entry form until maturity. Therefore, secondary market trading activity for the Notes will settle in immediately available funds. We will pay principal and interest to DTC in immediately available funds. There can be no assurance as to the effect, if any, that settlement in immediately available funds will have on trading activity in the Notes.

DTC has advised as follows: It is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC was created to hold securities for its participating organizations and to facilitate the clearance and settlement of securities transactions between participants in such securities through electronic book-entry changes in accounts of its participants. Direct participants include securities brokers and dealers (including the underwriters), banks and trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to indirect participants such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by DTC only through participants.

Under the terms of the Senior Indenture, we and the trustee will treat the persons in whose names the Notes are registered as the owners of the Notes for the purpose of receiving payment of principal and interest on the Notes and for all other purposes. DTC has no knowledge of the actual owners of beneficial interests in the Global Securities representing the Notes. DTC's records reflect only the identity of the direct participants to whose accounts the Notes are credited, which may or may not be the beneficial owners. DTC's participants will remain responsible for keeping account of their holdings on behalf of their customers.

DTC may discontinue providing its services as securities depositary with respect to the Notes at any time by giving reasonable notice to the trustee or to us, or we may decide to discontinue use of the system of book-entry transfers through DTC. Under such circumstances, and if we do not obtain a successor securities depositary, we will have certificates printed and delivered.

DTC has also advised that the provisions set forth under "Description of Debt Securities -- Global Securities -- Book-Entry Securities" in the prospectus will apply to the Global Securities.

DTC has further advised that its management is aware that some computer applications, systems and the like for processing data that are dependent upon calendar dates, including dates before, on, and after January 1, 2000, may encounter "Year 2000 problems." DTC has informed its participants and other members of the financial community that it has developed and is implementing a program so that its systems continue to function appropriately, as they relate to:

- the timely payment of distributions (including principal and interest payments) to security holders

- book-entry deliveries, and

- settlement of trades within DTC.

This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, DTC's plan includes a testing phase, which is expected to be completed within appropriate time frames.

However, DTC's ability properly to perform its services also depends upon other parties, including but not limited to issuers and their agents, as well as third party vendors from whom DTC licenses software and hardware, and third party vendors on whom DTC relies for information or the provision of services, including telecommunication and electrical utility service providers, among others. DTC has informed its participants and other members of the financial community that it is contacting (and will continue to contact) third party vendors from whom DTC acquires services to:

- impress upon them the importance of such services being Year 2000 compliant, and

- determine the extent of their efforts for Year 2000 remediation (and, as appropriate, testing) of their services.

In addition, DTC is in the process of developing such contingency plans as it deems appropriate.

According to DTC, it has provided the foregoing information with respect to DTC to its participants and other members of the financial community for informational purposes only. The information is not intended to serve as a representation, warranty, or contract modification of any kind.

We have obtained the information in this section concerning DTC and DTC's book-entry system from sources that we believe to be reliable. We take no responsibility for the accuracy of such information.

                         SUMMARY FINANCIAL INFORMATION

We have derived selected financial data presented in the table on the next page for, and as of the end of, each of the three years ended December 31, 1997 from our audited consolidated financial statements. We have derived the selected financial data presented in the table for, and as of the end of, each of the nine-month periods ended September 30, 1998 and 1997 from our unaudited interim consolidated financial statements. In management's opinion, such unaudited information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation. Results for the nine months ended September 30, 1998 are not indicative of results for the full fiscal year, nor are they necessarily indicative of results for any future period. The information in the table is qualified entirely by reference to the financial statements and other information incorporated by reference in this prospectus supplement and the prospectus, as described in the prospectus under "Incorporation of Certain Documents by Reference."

On April 30, 1996, Great Western Bank, a Federal Savings Bank ("GW Bank"), transferred to us a portion of its consumer finance business to which we refer in this prospectus supplement as Great Western Financial Services ("GW Financial Services"). GW Financial Services consisted primarily of approximately $242 million in net consumer finance receivables. We paid fair value (as determined by independent appraisal) of approximately $252 million in cash. We accounted for the approximately $10 million premium as a dividend to Great Western Financial Corporation ("Great Western"). Until it merged with and into a wholly-owned subsidiary of Washington Mutual on July 1, 1997, Great Western was GW Bank's parent and ours. At the purchase date, we also recorded a transfer to GW Bank of approximately $15 million, representing the accumulated earnings of GW Financial Services at that time.

On December 31, 1996, Great Western transferred to us a portion of its consumer banking business to which we refer in this prospectus supplement as Blazer Financial Corporation. Blazer consisted primarily of approximately $229 million in net consumer finance receivables and $147 million in customer deposits. At the purchase date, we recorded a transfer to Great Western of approximately $35 million, representing Blazer's accumulated earnings at that time.

We have accounted for both of the acquisitions described above in a manner similar to a pooling of interests. Accordingly, we have recorded the assets acquired and liabilities assumed at historical cost. We have restated our prior period financial statements for the acquisitions. We have eliminated material intercompany transactions between the combined entities.

INCOME STATEMENT DATA

                                                                                      NINE MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,            SEPTEMBER 30,
                                                  ------------------------------     -------------------
                                                    1995       1996       1997         1997       1998
                                                    ----       ----       ----         ----     --------
                                                                  (DOLLARS IN THOUSANDS)
Loan interest and fee income....................  $359,601   $366,750   $365,719     $268,660   $297,215
Investment securities income....................     8,801      9,183     10,373        7,673      8,881
                                                  --------   --------   --------     --------   --------
  Total interest income.........................   368,402    375,933    376,092      276,333    306,096
Interest and debt expense.......................   114,917    120,758    128,887       95,543     99,441
                                                  --------   --------   --------     --------   --------
Net interest income before provision for credit
  losses........................................   253,485    255,175    247,205      180,790    206,655
Provision for credit losses.....................    48,500     58,800     66,600       47,200     58,100
                                                  --------   --------   --------     --------   --------
  Net interest income...........................   204,985    196,375    180,605      133,590    148,555
Other operating income
  Net insurance operations and other income.....    29,235     27,205     26,555       19,647     20,110
Other expenses
  Personnel expenses............................    67,938     71,724     69,468       52,141     56,794
  Other operating expenses......................    58,540     52,338(1)  61,661       44,444     43,380
                                                  --------   --------   --------     --------   --------
                                                   126,478    124,062    131,129       96,585    100,174
                                                  --------   --------   --------     --------   --------
Income before income taxes......................   107,742     99,518     76,031       56,652     68,491
Provision for federal and state income
  taxes(2)......................................    42,445     37,000     29,744       22,400     27,100
                                                  --------   --------   --------     --------   --------
Net income......................................  $ 65,297   $ 62,518   $ 46,287     $ 34,252   $ 41,391
                                                  ========   ========   ========     ========   ========
Ratio of earnings to fixed charges(3)...........      1.91       1.80       1.57         1.58       1.67

---------------
(1) In May 1996, we filed a fidelity bond claim in the amount of $8.0 million for the recovery of fraudulently over-billed marketing costs which had occurred over a number of years. We have reflected the $8.0 million recovery as a reduction of other operating expenses.
(2) Washington Mutual includes us in its consolidated Federal income tax return. We will pay currently payable Federal income taxes to Washington Mutual. Federal income taxes are allocated between Washington Mutual and its subsidiaries in proportion to the respective contribution to consolidated income or loss. Allocations for state income taxes approximate the amount we would have paid on a separate entity basis. Deferred income taxes are provided on elements of income or expense that we recognize in different periods for financial and tax reporting purposes.
(3) We calculate the ratio of earnings to fixed charges as described in the prospectus under "Ratio of Earnings to Fixed Charges."

BALANCE SHEET DATA

                                                             DECEMBER 31,    DECEMBER 31,    SEPTEMBER 30,
                                                                 1996            1997            1998
                                                             ------------    ------------    -------------
                                                                        (DOLLARS IN THOUSANDS)
ASSETS
Finance receivables, net...................................   $2,123,103      $2,254,389      $2,353,441
Investment securities......................................      137,072         154,475         143,316
Cash and cash equivalents..................................       22,660          26,446          12,930
Other assets...............................................      109,023          98,718          98,150
                                                              ----------      ----------      ----------
         Total assets......................................   $2,391,858      $2,534,028      $2,607,837
                                                              ==========      ==========      ==========
LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities
  Short-term debt..........................................   $  398,006      $  357,532      $  414,934
  Long-term debt...........................................    1,352,770       1,472,872       1,426,998
                                                              ----------      ----------      ----------
         Total debt........................................    1,750,776       1,830,404       1,841,932
  Customer deposits........................................      146,138         163,185         176,515
  Accounts payable and other liabilities...................       46,366          47,209          54,462
  Federal and state income taxes...........................       13,836          24,628          22,414
  Insurance claims and benefits reserves...................        7,702           7,824           9,677
  Unearned insurance premiums and commissions..............       57,800          62,594          70,089
                                                              ----------      ----------      ----------
         Total liabilities.................................    2,022,618       2,135,844       2,175,089
Total stockholder's equity.................................      369,240         398,184         432,748
                                                              ----------      ----------      ----------
         Total liabilities and stockholder's equity........   $2,391,858      $2,534,028      $2,607,837
                                                              ==========      ==========      ==========

                                  UNDERWRITING

We have entered into an Underwriting Agreement dated January 22, 1999 among Aristar and each of the underwriters named below. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of Notes indicated in the following table below. The underwriters will purchase all of the Notes if any are purchased.

                             PRINCIPAL AMOUNT
                                 OF NOTES
       UNDERWRITERS          ----------------
Merrill Lynch, Pierce,
  Fenner  & Smith
  Incorporated.............    $120,000,000
Goldman, Sachs & Co........      40,000,000
Salomon Smith Barney
  Inc......................      40,000,000
                               ------------
              Total:.......    $200,000,000
                               ============

We will also pay our issuing expenses estimated at $250,000. We will file the Underwriting Agreement with the Securities and Exchange Commission as an exhibit to a Current Report on Form 8-K.

The underwriters have advised us that they propose initially to offer the Notes to the public at the public offering price set forth on the cover of this prospectus supplement, and to certain dealers at such price less a concession not in excess of .35% of the principal amount of the Notes. The underwriters may allow, and such dealers may reallow, a discount not in excess of .25% of the principal amount of the Notes to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

The Notes are a new issue of securities with no established trading market. We do not intend to list the Notes on a national securities exchange. Although the underwriters have advised us that they intend to make a market in the Notes in the secondary trading market, they are not required to do so and may stop their market making activities at any time without notice. We can give no assurance as to the liquidity of the Notes or the trading market for them.

To facilitate this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the Notes for their own account. In addition, to cover over-allotments or to stabilize the price of the Notes, the underwriters may bid for and purchase Notes in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer if the syndicate repurchases previously distributed Notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise.

In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the Notes to be higher than it might be in the absence of such purchases.

The underwriters do not, nor do we, make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Some of the underwriters or their affiliates have provided commercial or investment banking services to us or our parent, Washington Mutual, and certain of its affiliates, and may provide these services in the future. They receive customary fees and commissions for these services. Affiliates of Salomon Smith Barney Inc. are lenders under our revolving credit agreement.

                                 LEGAL OPINIONS

Foster Pepper & Shefelman PLLC, Seattle, Washington, will pass upon the legality of the Notes for us. Simpson Thacher & Bartlett, New York, New York, will pass upon certain legal matters in connection with the Notes for the underwriters. Foster Pepper & Shefelman PLLC will rely on the opinion of Simpson Thacher & Bartlett as to matters of New York law. As of January 15, 1999, individual mem-bers of Foster Pepper & Shefelman PLLC owned an aggregate of 29,666 shares of the common stock of Washington Mutual, our ultimate parent.

                                    EXPERTS

We have incorporated in the prospectus our financial statements as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997 by reference to our Annual Report on Form 10-K for the year ended December 31, 1997 in reliance upon the report of Deloitte & Touche LLP, independent auditors, as of and for the year ended December 31, 1997, and the report of PricewaterhouseCoopers LLP, independent auditors, as of and for the two-year period ended December 31, 1996, given on the authority of those firms as experts in auditing and accounting.

PROSPECTUS

                                  $850,000,000

                                  ARISTAR LOGO

                                DEBT SECURITIES
                            ------------------------

     Aristar, Inc. (the "Company") may offer from time to time up to $850,000,000 aggregate principal amount of its debt securities (the "Debt Securities"). The Debt Securities may be senior Debt Securities (the "Senior Debt Securities") or subordinated Debt Securities (the "Subordinated Debt Securities"). The Debt Securities will be offered in one or more separate series in amounts, at prices and on terms to be determined at the time of offering. See "Plan of Distribution."

     The Debt Securities may be issued in registered form without coupons or in bearer form with or without coupons. In addition, all or a portion of the Debt Securities may be issued in temporary or definitive global form. Debt Securities which are Book-Entry Securities (as defined herein) will be issued in global registered form. Debt Securities in bearer form are subject to United States tax law requirements, and, subject to certain exceptions, may not be offered, sold or delivered within the United States or to United States persons (each as defined herein).

     The specific designation, aggregate principal amount, authorized denominations, maturity, rate (or method of determining the same) and time of payment of interest, if any, any redemption or repurchase terms, any listing on a securities exchange, the initial public offering price, the names of, and the principal amounts to be purchased by or through, underwriters, dealers or agents, if any, the compensation of such persons and other special terms in connection with the offering and sale of the series of Debt Securities in respect of which this Prospectus is being delivered (the "Offered Securities") are set forth in the accompanying Prospectus Supplement (the "Prospectus Supplement").

     The Senior Debt Securities, when issued, will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company. The Subordinated Debt Securities, when issued, will be unsecured and subordinated to all present and future Senior Debt (as defined herein) of the Company, will rank on a parity with all other Subordinated Debt (as defined herein) of the Company, and will be senior to the Company's common stock.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------

June 23, 1997

     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN, OR INCORPORATED BY REFERENCE IN, THIS PROSPECTUS OR THE PROSPECTUS SUPPLEMENT, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY AGENT, UNDERWRITER OR DEALER. THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE DEBT SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. THE DELIVERY OF THIS PROSPECTUS OR THE PROSPECTUS SUPPLEMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THEIR RESPECTIVE DATES.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission at 500 West Madison Street, 14th Floor, Chicago, Illinois 60661, and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants, like the Company, that file electronically with the Commission at the following address: http://www.sec.gov. Certain debt securities of the Company are listed on the New York Stock Exchange, and reports and other information concerning the Company can be inspected at the offices of such exchange at 20 Broad Street, New York, New York 10005. This Prospectus does not contain all of the information set forth in the Registration Statement on Form S-3 and the exhibits thereto which the Company has filed with the Commission under the Securities Act of 1933, as amended, and to which reference is hereby made for further information.

     Each of the Indentures (as defined herein) pursuant to which the Debt Securities are being issued requires the Company to file reports under the 1934 Act. Quarterly and annual reports will be made available upon request of holders of the Debt Securities, which annual reports will contain financial information that has been examined and reported upon by, with an opinion expressed by, an independent public or certified public accountant.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which have heretofore been filed by the Company with the Commission pursuant to the 1934 Act (File No. 1-3521), are incorporated by reference in this Prospectus and shall be deemed to be a part hereof:

        (1) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

        (2) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997; and

        (3) The Company's Current Report on Form 8-K dated December 31, 1996 (filed on January 13, 1997), as amended by the Company's Current Report on Form 8-K/A (filed on March 14, 1997).

     All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of this Prospectus and prior to the termination of the offering made by this Prospectus and the accompanying Prospectus Supplement shall be deemed to be incorporated herein by reference and shall be deemed to be a part hereof from the date of filing of such documents (such documents, and the documents enumerated above, being herein referred to as "Incorporated Documents"; provided, however, that the documents enumerated above and documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act prior to the filing with the Commission of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 shall not be Incorporated Documents or be incorporated by reference in this Prospectus or be a part hereof from and after the filing of such Annual Report on Form 10-K).

     Any statement contained in an Incorporated Document shall be deemed to be modified or superseded for all purposes to the extent that a statement contained herein or in any other subsequently filed Incorporated Document or in an accompanying Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, on the written or oral request of such person, a copy of any or all of the Incorporated Documents, other than exhibits to such documents. Requests for such copies should be directed to Aristar, Inc., Office of the Chief Financial Officer, 8900 Grand Oak Circle, Tampa, Florida 33637-1050, telephone number: (813) 632-4500.

                                  THE COMPANY

     The Company, incorporated in Delaware in 1986 as a successor to a company incorporated in 1927, is a holding company headquartered in Tampa, Florida whose subsidiaries are engaged in the consumer financial services business. All of the Company's equity securities are owned indirectly by Great Western Financial Corporation ("Great Western"). Great Western is the parent of a group of companies engaged primarily in mortgage lending, retail banking and consumer financial services. On March 6, 1997, Great Western and Washington Mutual, Inc. ("Washington Mutual"), a financial services company, announced that they had entered into an Agreement and Plan of Merger providing for the merger of Great Western with and into a wholly-owned subsidiary of Washington Mutual (the "Merger"). Subject to the satisfaction or waiver of certain conditions, including the receipt of necessary shareholder and regulatory approvals, it is anticipated that the Merger would be consummated in the third quarter of 1997. Following the Merger, the Company would be an indirect subsidiary of Washington Mutual.

     The operations of the Company consist principally of a network of approximately 500 branch offices located in 23 states, primarily in the southeastern United States and in California. These offices generally operate under the names Blazer Financial Services, City Finance Company and First Community Financial Services.

     The Company makes direct consumer installment loans and purchases retail installment contracts from local retail establishments. These consumer credit transactions are primarily for personal, family or household purposes. The Company also engages in the industrial banking business through subsidiaries in Colorado and Utah. In addition to making direct consumer installments loans and purchasing retail installment contracts, these subsidiaries also take customers' savings deposits. Installment loans written in 1996 had original terms ranging from 12 to 360 months and averaged 72 months. For the year ended December 31, 1996, 59% of the volume of all installment loans was either unsecured or secured by guarantors, luxury consumer goods, automobiles or other personal property, with the remaining 41% being secured by real estate. Retail installment contracts are generally acquired without recourse to the originating merchant. These contracts are typically written with original terms from 3 to 60 months and for 1996 had an average original term of 26 months. The Company calculates delinquencies on its consumer finance portfolio as the percentage of the gross amount of accounts which are 60 days or more past due based on the accounts' original contractual terms. At December 31, 1996, such contractual delinquencies amounted to 2.5% of gross receivables outstanding.

     The principal executive offices of the Company are located at 8900 Grand Oak Circle, Tampa, Florida 33637-1050. Its telephone number is (813) 632-4500.

                                USE OF PROCEEDS

     Except as may be set forth in the Prospectus Supplement, the net proceeds available to the Company from the sale of the Debt Securities will be used to reduce borrowings of the Company (including outstanding commercial paper) and for general corporate purposes.

     The precise amount and timing of sales of the Debt Securities will be dependent on market conditions and the availability and cost of other funds to the Company. The Company expects that additional long-term and short-term financing will be required from time to time. Such financing may be effected through such means as the Company deems appropriate at the time. The amount and timing of further financing cannot now be determined.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges for the Company for each of the periods indicated. Earnings consist of income from continuing operations before income taxes and, in 1992, before the cumulative effect of a change in accounting principle, plus fixed charges. Fixed charges consist of interest and debt expense and an appropriate portion of rentals.

                                                              THREE MONTHS
              YEAR ENDED DECEMBER 31,                       ENDED MARCH 31,
----------------------------------------------------        ----------------
1992        1993        1994        1995        1996        1996        1997
----        ----        ----        ----        ----        ----        ----
1.83        1.90        1.96        1.91        1.80        1.79        1.55

                         DESCRIPTION OF DEBT SECURITIES

     Senior Debt Securities may be issued from time to time under an Indenture dated as of October 1, 1997 (the "Senior Indenture") between the Company and First Union National Bank, as Trustee (the "Senior Trustee"). Subordinated Debt Securities may be issued from time to time under an Indenture dated as of October 1, 1997 (the "Subordinated Indenture") between the Company and First Union National Bank, as Trustee (the "Subordinated Trustee"). The Senior Indenture and the Subordinated Indenture are sometimes referred to collectively as the "Indentures" and individually as an "Indenture". The Senior Trustee and the Subordinated Trustee are sometimes referred to collectively as the "Trustees" and individually as a "Trustee". The forms of the Indentures are filed as exhibits to the Registration Statement. Each of the Indentures incorporates the Company's Standard Multiple-Series Indenture Provisions (the "Standard Provisions") the form of which is also filed as an exhibit to the Registration Statement. The following are brief summaries of certain provisions of each Indenture and are subject to the detailed provisions of such Indenture, to which reference is hereby made for a complete statement of such provisions. Capitalized terms used herein and not otherwise defined are used with the meanings ascribed thereto in the Standard Provisions.

GENERAL

     Each Indenture does not limit the aggregate principal amount of Debt Securities which may be issued thereunder and provides that Debt Securities may be issued from time to time in one or more series. The Debt Securities will be unsecured general obligations of the Company.

     Neither Great Western, the Company's ultimate parent, nor any of Great Western's other subsidiaries have (i) any obligation, direct or otherwise, with respect to the Debt Securities, (ii) any obligation to maintain the net worth of the Company or (iii) any agreement with respect to the continuation of the present ownership of the Company.

     The Debt Securities may be issued in fully registered form without coupons ("Registered Securities") or in bearer form with or without coupons ("Bearer Securities") or in the form of one or more global securities (each a "Global Security"). Registered Securities which are book-entry securities ("Book-Entry Securities") will be issued as registered Global Securities. Bearer Securities may be issued in the form of temporary or definitive Global Securities. Unless otherwise provided in the Prospectus Supplement, the Debt Securities will be only Registered Securities. The Debt Securities will be issued, unless otherwise provided in the Prospectus Supplement, in denominations of $1,000 or an integral multiple thereof for Registered Securities, and in denominations of $5,000 or an integral multiple thereof for Bearer Securities.

     The Prospectus Supplement describes the following terms of the Offered
Securities: (1) the title of the Offered Securities; (2) whether the Offered Securities are Senior Debt Securities or Subordinated Debt Securities; (3) the percentage of principal amount at which the Offered Securities will be issued;
(4) any limit on the aggregate principal amount of the Offered Securities; (5) the date or dates on which the Offered Securities will mature and the amount or amounts of any installment of principal payable on such dates; (6) the rate or rates (which may be fixed or variable) per annum at which the Offered Securities will bear interest, if any, or the method of determining such rate or rates and the date or dates from which such interest, if any, will accrue; (7) the date or dates on which interest, if any, on the Offered Securities will be payable and the regular record dates for such payment dates; (8) the terms for redemption, repurchase or early payment, if any, including any mandatory or optional sinking fund or analogous provisions; (9) the principal amount of Offered Securities which bear no interest or interest at a rate which at the time of issuance is below market rates that is payable upon declaration of acceleration of the maturity of the Offered Securities; (10) whether the Offered Securities will be issued in registered form without coupons, in bearer form with or without coupons, including temporary and definitive global form, or a combination thereof and the circumstances, if any, upon which such Offered Securities may be exchanged for Offered Securities issued in a different form; (11) whether the Offered Securities are to be issued in whole or in part in the form of one or more Global Securities and, if so, the identity of the depositary for such Global Security or Securities; (12) whether and under what circumstances the Company will pay additional amounts to any Holder of Offered Securities who is not a United States person (as defined under "-- Limitations on Issuance of Bearer Securities") in respect of any tax, assessment or other governmental charge required to be withheld or deducted and, if so, whether the Company will have the option to redeem rather than pay any additional amounts; (13) any additional covenants for the benefit of the holders of the Offered Securities; and (14) certain other terms, including the ability of the Company to satisfy and discharge its obligations under the Indenture with respect to the Offered Securities.

     No service charge will be made for any transfer or exchange of the Debt Securities but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

     Debt Securities of a single series may be issued at various times with different maturity dates and different principal repayment provisions, may bear interest at different rates, may be issued at or above par or with an original issue discount, and may otherwise vary, all as provided in the Indentures.

     Federal income tax consequences and other special considerations applicable to any Debt Securities issued with original issue discount or above par will be described in the Prospectus Supplement relating thereto.

STATUS OF SENIOR DEBT SECURITIES

     The Senior Debt Securities will be unsecured and unsubordinated general obligations of the Company and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company.

SUBORDINATION OF SUBORDINATED DEBT SECURITIES

     Payment of the principal of (and premium, if any) and interest, if any, on the Subordinated Debt Securities will be subordinate and junior in right of payment to the prior payment in full of all Senior Debt (as defined herein). At April 30, 1997, Senior Debt aggregated approximately $1,658,000,000. The Subordinated Indenture does not limit or restrict the Company's ability to incur additional Senior Debt, but certain other debt instruments of the Company contain such limitations.

     In the event of any sale pursuant to any judgment or decree in any proceeding by or on behalf of any Holder, or of any distribution, division or application of all or any part of the assets of the Company to its creditors by reason of any liquidation, dissolution or winding up of the Company or any receivership, insolvency, bankruptcy or similar proceeding relative to the Company or its debts or properties, then the holders of Senior Debt shall be preferred in the payment of their claims over the holders of the Subordinated Debt Securities, and such Senior Debt shall be satisfied in full before any payment or other distribution (other than securities which are subordinate and junior in right of payment to the payment of all Senior Debt then outstanding) shall be made upon the Subordinated Debt Securities. In the event that any Subordinated Debt Security is declared or becomes due and payable before its maturity because of an occurrence of an event of default (under circumstances not described in the preceding sentence), no amount shall be paid in respect of the Subordinated Debt Securities in excess of current interest payments, except sinking fund payments or at maturity, unless all Senior Debt then outstanding shall have been paid in full or payments satisfactory to the holders thereof provided therefor. During the continuance of any default on Senior Debt, no payments of principal, sinking fund, interest or premium shall be made with respect to any Subordinated Debt Security if either (i) notice of default has been given to the Company, provided judicial proceedings are commenced in respect thereof within 120 days, or (ii) judicial proceedings shall be pending in respect of such default. In the event that any Subordinated Debt Security is declared or becomes due and payable before maturity, each holder of Senior Debt shall be entitled to notice of same and shall be entitled to declare payable on demand any Senior Debt outstanding to such holder.

     "Debt" is defined in the Subordinated Indenture to include all indebtedness of the Company or any Consolidated Subsidiary representing money borrowed, except indebtedness owed to the Company by any Consolidated Subsidiary or owed to any Consolidated Subsidiary by the Company or any other Consolidated Subsidiary, and includes indebtedness of any other person for money borrowed when such indebtedness is guaranteed by the Company or any Consolidated Subsidiary. The term "Debt" shall be deemed to include the liability of the Company or any Consolidated Subsidiary in respect of any investment or similar certificate, except to the extent such certificates are pledged by purchasers as collateral for, and are offset by, receivables. "Senior Debt" is defined to mean all Debt except Subordinated Debt. "Subordinated Debt" is defined to mean the Company's 8.875% Senior Subordinated Notes Due 1998, the Company's 7 1/2% Senior Subordinated Notes Due 1999 and any other Debt which is subordinate and junior in right of payment to any other Debt by the terms of the instrument creating or evidencing such Subordinated Debt.

     Subordinated Debt Securities will rank on a parity with all other Subordinated Debt. Subordinated Debt Securities are senior to the Company's common stock and will be senior to any other class of capital stock which may be authorized.

EXCHANGE, REGISTRATION AND TRANSFER

     Registered Securities (other than Book-Entry Securities) of any series will be exchangeable for other Registered Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations. In addition, if Debt Securities of any series are issuable as both Registered Securities and Bearer Securities, at the option of the Holder and subject to the terms of the Indenture, Bearer Securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of such series will be exchangeable into Registered Securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. Bearer Securities with coupons appertaining thereto surrendered in exchange for Registered Securities between a Regular Record Date or a Special Record Date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest and interest due on such date will not be payable in respect of the Registered Security issued in exchange for such Bearer Security, but will be payable only to the Holder of such coupon when due in accordance with the terms of the applicable Indenture. Bearer Securities will not be issued in exchange for Registered Securities.

     Debt Securities may be presented for exchange as provided above, and Registered Securities (other than Book-Entry Securities) may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed), at the office of the Security Registrar or at the office of any transfer agent designated by the Company for such purpose with respect to any series of Debt Securities and referred to in the Prospectus Supplement, without service charge and upon payment of any taxes and other governmental charges as described in the applicable Indenture. Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Company has appointed the Trustee under each Indenture as Security Registrar. If a Prospectus Supplement refers to any transfer agents (in addition to the Security Registrar) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that, if Debt Securities of a series are issuable solely as Registered Securities, the Company will be required to maintain a transfer agent in each Place of Payment for such series and, if Debt Securities of a series are issuable as Bearer Securities, the Company will be required to maintain (in addition to the Security Registrar) a transfer agent in a Place of Payment for such series located in Europe. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities.

     In the event of any redemption in part, the Company shall not be required to: (i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on (a) if Debt Securities of the series are issuable only as Registered Securities, the day of mailing of the relevant notice of redemption and (b) if Debt Securities of the series are issuable only as Bearer Securities, the day of the first publication of the relevant notice of redemption or, if Debt Securities of the series are also issuable as Registered Securities and there is no publication, the day of mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any Registered Security, or portion thereof, called for redemption, except the unredeemed portion of any Registered Security being redeemed in part; or (iii) exchange any Bearer Security called for redemption, except to exchange such Bearer Security for a Registered Security of that series and like tenor which is simultaneously surrendered for redemption.

     For a discussion of restrictions on the exchange, registration and transfer of Global Securities, see "-- Global Securities".

PAYMENT AND PAYING AGENTS

     Unless otherwise provided in the Prospectus Supplement, payment of principal of (and premium, if any) and interest, if any, on Bearer Securities will be payable in U.S. dollars, subject to any applicable laws and regulations, at the offices of such Paying Agents outside the United States as the Company may designate from time to time, and payment of interest on Bearer Securities with coupons appertaining thereto on any Interest Payment Date will be made only against surrender of the coupon relating to such Interest Payment Date. No payment of interest on a Bearer Security will be made unless, on the earlier of the date of the first such payment by the Company or the delivery by the Company of the Bearer Security in definitive form, a written certificate in the form required by the Indenture is provided to the Trustee stating that on such date the Bearer Security is owned by (i) a person that is not a United States person,
(ii) a United States person that (a) is a foreign branch of a United States financial institution purchasing for its own account or for resale or (b) acquired and holds the Bearer Security through the foreign branch of a United States financial institution (and, in the case of either (a) or (b), such financial institution agrees to comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations thereunder) or (iii) a financial institution purchasing for resale during the restricted period (as defined under "-- Global Securities -- Temporary and Definitive Global Securities") and, in any case, if any such owner is a financial institution, such financial institution has not acquired the Bearer Security for purposes of resale to United States persons or to persons within the United States (as defined under "-- Limitations on Issuance of Bearer Securities"). Presentation of coupons for payment or other demands for payment of Bearer Securities must be made outside the United States, and no payment with respect to any Bearer Security will be made at any office or agency of the Company in the United States or by check mailed to any address in the United States or by transfer to an account maintained with a bank located in the United States. Notwithstanding the foregoing, payments of principal of (and premium, if any) and interest, if any, on Bearer Securities will be made at the office of the Company's Paying Agent in The City of New York, if (but only if) (i) despite the appointment of Paying Agents outside the United States, payment of the full amount thereof at the offices of all such Paying Agents is illegal or effectively precluded by exchange controls or other similar restrictions, (ii) such payment is then permitted by applicable laws and
(iii) in appointing a Paying Agent in The City of New York, the Company would not suffer any fiscal or other sanction under applicable laws as a result of such appointment or of any payment being made through such Paying Agent.

     Unless otherwise provided in the Prospectus Supplement, payment of principal of (and premium, if any) and interest, if any, on Registered Securities will be made in U.S. dollars at the office of such Paying Agent or Paying Agents as the Company may designate from time to time, except that at the option of the Company payment of any interest may be made by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register. Unless otherwise provided in the Prospectus Supplement, payment of any installment of interest on Registered Securities will be made to the Person in whose name such Registered Security is registered at the close of business on the Regular Record Date for such interest.

     Unless otherwise provided in the Prospectus Supplement, the Corporate Trust Office of each Trustee in The City of New York will be designated as the Company's sole Paying Agent for payments with respect to Offered Securities that are issuable solely as Registered Securities and as the Company's Paying Agent in The City of New York for payments with respect to Offered Securities (subject to the limitations described above in the case of Bearer Securities) that are issuable solely as Bearer Securities or as both Registered Securities and Bearer Securities. Any Paying Agents outside the United States and any other Paying Agents in the United States initially designated by the Company for the Offered Securities will be named in the Prospectus Supplement. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that, if Debt Securities of a series are issuable solely as Registered Securities, the Company will be required to maintain a Paying Agent in each Place of Payment for such series and, if Debt Securities of a series are issuable as Bearer Securities, the Company will be required to maintain (i) a Paying Agent in The City of New York for payments with respect to any Registered Securities of the series (and for payments with respect to Bearer Securities of the series in the circumstances described above, but not otherwise), and (ii) a Paying Agent in a Place of Payment located outside the United States where Debt Securities of such series and any coupons appertaining thereto may be presented and surrendered for payment; provided that if the Debt Securities of such series are listed on The International Stock Exchange of the United Kingdom and the Republic of Ireland Limited or the Luxembourg Stock Exchange or any other stock exchange located outside the United States and such stock exchange shall so require, the Company will maintain a Paying Agent in London or Luxembourg or any other required city located outside the United States, as the case may be, for the Debt Securities of such series.

     All moneys paid by the Company to a Paying Agent for the payment of principal of (and premium, if any) or interest, if any, on any Debt Security or coupon that remain unclaimed at the end of two years after such principal, premium or interest shall have become due and payable will be repaid to the Company and the Holder of such Debt Security or coupon will thereafter look only to the Company for payment thereof.

GLOBAL SECURITIES

     The Debt Securities of a series may be issued in whole or in part as one or more Global Securities that will be deposited with, or on behalf of, a depositary located in the United States (a "U.S. Depositary") or a common depositary located outside the United States (a "Common Depositary") identified in the Prospectus Supplement relating to such series. Global Securities may be issued in either registered or bearer form, and in either temporary or definitive form.

     The specific terms of the depositary arrangement with respect to any Debt Securities of a series will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to all depositary arrangements with a U.S. Depositary or Common Depositary.

  Book-Entry Securities

     Unless otherwise specified in the Prospectus Supplement, Debt Securities which are to be represented by a Global Security to be deposited with or on behalf of a U.S. Depositary will be represented by a Global Security registered in the name of such depositary or its nominee. Upon the issuance of a Global Security in registered form, the U.S. Depositary for such Global Security will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions that have accounts with such depositary or its nominee ("participants"). The accounts to be credited shall be designated by the underwriters or agents of such Debt Securities or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in such Global Securities will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in such Global Securities will be shown on, and the transfer of that ownership will be effected only through, records maintained by the U.S. Depositary or its nominee for such Global Security or by participants or persons that hold through participants. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

     So long as the U.S. Depositary for a Global Security in registered form, or its nominee, is the registered owner of such Global Security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture governing such Debt Securities. Except as set forth below, owners of beneficial interests in such Global Securities will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture including, without limitation, for purposes of consenting to any amendment thereof or supplement thereto.

     Payment of principal of (and premium, if any) and interest, if any, on Debt Securities registered in the name of or held by a U.S. Depositary or its nominee will be made to the U.S. Depositary or its nominee, as the case may be, as the registered owner or the holder of the Global Security representing such Debt Securities. None of the Company, the Trustee, any Paying Agent or the Security Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that the U.S. Depositary for Debt Securities of a series, upon receipt of any payment of principal of (and premium, if any) or interest on permanent Global Securities, will credit participants' accounts on the date such payment is payable in accordance with their respective beneficial interests in the principal amount of such Global Securities as shown on the records of such Depositary. The Company also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such participants.

     Unless and until it is exchanged in whole for Debt Securities in definitive form, a Global Security may not be transferred except as a whole by the U.S. Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor. If a U.S. Depositary for Debt Securities in registered form is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within ninety days, the Company will issue Debt Securities in definitive registered form in exchange for the Global Security or Securities representing such Debt Securities. In addition, the Company may at any time and in its sole discretion determine not to have any Debt Securities in registered form represented by one or more Global Securities and, in such event, will issue Debt Securities in definitive registered form in exchange for the Global Security or Securities representing such Debt Securities. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery in definitive form of Debt Securities of the series represented by such Global Security equal in principal amount to such beneficial interest and to have such Debt Securities registered in the name of the owner of such beneficial interest.

  Temporary and Definitive Global Securities

     If so specified in the Prospectus Supplement, all or any portion of the Debt Securities of a series that are issuable as Bearer Securities initially will be represented by one or more temporary Global Securities, without interest coupons, to be deposited with a Common Depositary in London for Morgan Guaranty Trust Company of New York, Brussels Office, as operator of the Euro-clear System ("Euro-clear") and CEDEL S.A. ("CEDEL") for credit to the respective accounts of the beneficial owners of such Debt Securities (or to such other accounts as they may direct). On and after the exchange date determined as provided in any such temporary Global Security and described in the Prospectus Supplement, each such temporary Global Security will be exchangeable for definitive Debt Securities in bearer form, registered form, definitive global bearer form or any combination thereof, as specified in the Prospectus Supplement, upon written certification (as described under "-- Payment and Paying Agents") of non-United States beneficial ownership. No Bearer Security delivered in exchange for a portion of a temporary Global Security shall be mailed or otherwise delivered to any location in the United States.

     Unless otherwise provided in the Prospectus Supplement, interest in respect of any portion of a temporary Global Security payable in respect of an Interest Payment Date occurring prior to the issuance of definitive Debt Securities will be paid to each of Euro-clear and CEDEL with respect to the portion of the temporary Global Security held for its account upon delivery to the Trustee of a certificate of non-United States beneficial ownership signed by Euro-clear or CEDEL, as the case may be, in the form required by the applicable Indenture dated no earlier than such Interest Payment Date.

     If any Debt Securities of a series are issuable in definitive global bearer form, the Prospectus Supplement will describe the circumstances, if any, under which beneficial owners of interests in any such definitive Global Security may exchange such interests for Debt Securities of such series and of like tenor and principal amount in any authorized form and denomination. No Bearer Security delivered in exchange for a portion of a definitive Global Security shall be mailed or otherwise delivered to any location in the United States in connection with such exchange. A Person having a beneficial interest in a definitive Global Security, except with respect to payment of principal of (and premium, if any) and interest, if any, on such definitive Global Security, will be treated as a Holder of such principal amount of Outstanding Debt Securities represented by such definitive Global Security as shall be specified in a written statement of the Holder of such definitive Global Security or, in the case of a definitive Global Security in bearer form, of Euro-clear or CEDEL which is produced to the Trustee by such Person. Principal of (and premium, if any) and interest, if any, on a definitive Global Security will be payable in the manner described in the Prospectus Supplement.

     In connection with the sale of a Bearer Security during the "restricted period," as defined in Section 1.163-5(c)(2)(i)(D)(7) of the United States Treasury regulations (generally, the first 40 days after the closing date and, with respect to unsold allotments, until sold), no Bearer Security (including a definitive Bearer Security in global form) shall be mailed or otherwise delivered to any location in the United States and a Bearer Security sold during the restricted period may be delivered only if the person entitled to receive such Bearer Security (including a definitive Bearer Security in global form) furnishes written certification (as described under "-- Payment and Paying Agents") of non-United States beneficial ownership. See "-- Limitations on Issuance of Bearer Securities".

LIMITATIONS ON ISSUANCE OF BEARER SECURITIES

     Generally, in compliance with United States federal tax laws and regulations, Bearer Securities may not be offered or sold during the restricted period (as defined under "-- Global Securities -- Temporary and Definitive Global Securities") or delivered in connection with their sale during the restricted period in the United States or to United States persons (each as defined below) other than foreign branches of United States financial institutions that agree in writing to comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Code or that purchase for resale during the restricted period only to non-United States persons outside the United States. Any underwriters, agents and dealers participating in the offering of Debt Securities must agree that they will not offer or sell any Bearer Securities in the United States or to United States persons (other than the financial institutions described above) or deliver Bearer Securities within the United States.

     Bearer Securities and their interest coupons will bear a legend substantially to the following effect: "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code". The Code Sections referred to in the legend provide that, with certain exceptions, a United States person holding a Bearer Security or coupon will not be permitted to deduct any loss, and will not be eligible for capital gain treatment with respect to any gain, realized on a sale, exchange or redemption of such Bearer Security or coupon.

     As used in this Prospectus, "United States person" means (i) an individual citizen or resident of the United States, (ii) a corporation or partnership organized in or under the laws of the United States or any state thereof or the District of Columbia, (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust the administration of which is subject to the primary supervision of a court within the United States and for which one or more United States fiduciaries have the authority to control all substantial decisions and the term "United States" means the United States of America (including the States and the District of Columbia), its territories, its possessions, the Commonwealth of Puerto Rico and other areas subject to its jurisdiction.

ABSENCE OF RESTRICTIVE COVENANTS

     The Company is not restricted by either of the Indentures from paying dividends or from incurring, assuming or becoming liable for any type of debt or other obligations or from creating liens on its property for any purpose. Neither of the Indentures requires the maintenance of any financial ratios or specified levels of net worth or liquidity. Neither of the Indentures contains provisions which afford holders of the Debt Securities protection in the event of a highly leveraged transaction involving the Company.

MERGER AND CONSOLIDATION

     Each Indenture provides that the Company, without the consent of the Holders of any of the Outstanding Debt Securities, may consolidate with or merge into any other corporation or transfer or lease its properties and assets substantially as an entirety to any Person or may permit any corporation to merge into the Company, provided that: (i) the successor is a corporation organized under the laws of any domestic jurisdiction; (ii) the successor, if other than the Company, assumes the Company's obligations under such Indenture and the Debt Securities issued thereunder; (iii) immediately after giving effect to such transaction, no Event of Default and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing; and (iv) certain other conditions are met.

     Each Indenture provides that, upon any consolidation or merger or transfer or lease of the properties and assets of the Company substantially as an entirety in accordance with the preceding paragraph, the successor corporation formed by such consolidation or into which the Company is merged or to which such transfer or lease is made shall be substituted for the Company with the same effect as if such successor corporation had been named as the Company. Thereafter, the Company shall be relieved of the performance and observance of all obligations and covenants of such Indenture and the Senior Debt Securities or Subordinated Debt Securities, as the case may be, including but not limited to the obligation to make payment of the principal of (and premium, if any) and interest, if any, on all the Debt Securities then outstanding, and the Company may thereupon or any time thereafter be liquidated and dissolved.

SATISFACTION AND DISCHARGE

     Unless the Prospectus Supplement provides otherwise, the Company will be discharged from its obligations under the Outstanding Debt Securities of a series upon satisfaction of the following conditions: (a) the Company has irrevocably deposited with the Trustee either (i) money in an amount as will, or
(ii) U.S. Government Obligations as will, together with the predetermined and certain income to accrue thereon without consideration of any reinvestment thereof, or (iii) a combination of (i) and (ii) as will (in a written opinion with respect to (ii) or (iii) of independent public accountants delivered to the Trustee), be sufficient to pay and discharge the entire principal of (and premium, if any), and interest, if any, to Stated Maturity or any redemption date on, the Outstanding Debt Securities of such series; (b) the Company has paid or caused to be paid all other sums payable with respect to the Outstanding Debt Securities of such series; (c) the Trustee has received an Officers' Certificate and an Opinion of Counsel each stating that all conditions precedent have been complied with; and (d) the Trustee has received (i) a ruling directed to the Company and the Trustee from the United States Internal Revenue Service to the effect that the Holders of the Debt Securities of such series will not recognize income, gain or loss for Federal income tax purposes as a result of the Company's exercise of its option to discharge its obligations under the Indenture with respect to such series and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and discharge had not occurred or (ii) an opinion of tax counsel to the same effect as the ruling described in clause (i) above and based upon a change in law. Upon such discharge, the Company will be deemed to have satisfied all the obligations under the Indenture, except for obligations with respect to registration of transfer and exchange of the Debt Securities of such series, and the rights of the Holders to receive from deposited funds payment of the principal of (and premium, if any) and interest, if any, on the Debt Securities of such series.

MODIFICATION OF THE INDENTURES

     Each Indenture provides that the Company and the Trustee thereunder may, without the consent of any Holders of Debt Securities, enter into supplemental indentures for the purposes, among other things, of adding to the Company's covenants, adding any additional Events of Default, establishing the form or terms of Debt Securities or curing ambiguities or inconsistencies in such Indenture or making other provisions; provided such action shall not adversely affect the interests of the Holders of any series of Debt Securities in any material respect.

     Each Indenture contains provisions permitting the Company, with the consent of the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of all affected series (acting as one class), to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of such Indenture or modifying the rights of the Holders of the Debt Securities of such series, except that no such supplemental indenture may, without the consent of the Holders of all the Outstanding Debt Securities affected thereby, among other things: (i) change the maturity of the principal of, or any installment of principal of or interest on, any of the Debt Securities; (ii) reduce the principal amount thereof (or any premium thereon) or the rate of interest, if any, thereon; (iii) reduce the amount of the principal of Original Issue Discount Securities payable on any acceleration of maturity; (iv) change any obligation of the Company to maintain an office or agency in the places and for the purposes required by such Indenture; (v) impair the right to institute suit for the enforcement of any such payment on or after the applicable maturity date; (vi) reduce the percentage in principal amount of the Outstanding Debt Securities of any series, the consent of the Holders of which is required for any such supplemental indenture or for any waiver of compliance with certain provisions of, or of certain defaults under, such Indenture; or (vii) with certain exceptions, to modify the provisions for the waiver of certain defaults and any of the foregoing provisions.

EVENTS OF DEFAULT

     An Event of Default in respect of any series of Debt Securities (unless it is either inapplicable to a particular series or has been modified or deleted with respect to any particular series) is defined in each Indenture to be: (i) a default for 30 days in the payment when due of any interest on such series of Debt Securities; (ii) a default in the payment of principal of (and premium, if any, on) such series of Debt Securities, whether payable at maturity, by call for redemption, pursuant to any sinking fund or otherwise; (iii) a default for 90 days after a notice of default with respect to the performance of any other covenant in such Indenture (other than a covenant included in such Indenture solely for the benefit of a series of Debt Securities other than that series);
(iv) certain events of bankruptcy, insolvency or reorganization; (v) an event of default under any mortgage, indenture (including such Indenture) or other instrument under which any Debt shall be outstanding which default shall have resulted in the acceleration of such Debt in excess of $25,000,000 in aggregate principal amount (except that such amount shall be $20,000,000 in respect of a default on Debt Securities of another series) and such acceleration shall not have been rescinded or such Debt discharged within a period of 30 days after notice; and (vi) any other event of default provided for such series of Debt Securities.

     Each Indenture provides that if an Event of Default specified therein in respect of any series of Outstanding Debt Securities issued under such Indenture shall have happened and be continuing, either the Trustee thereunder or the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of such series may declare the principal (or, if such Debt Securities are Original Issue Discount Securities, such portion of the principal amount as may be specified by the terms of such Debt Securities) of all of the Outstanding Debt Securities of such series to be immediately due and payable.

     Each Indenture provides that the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee thereunder, or exercising any trust or power conferred on such Trustee, with respect to the Debt Securities of such series; provided that (i) such direction shall not be in conflict with any rule of law or with the Indenture, (ii) the Trustee may take any other action deemed proper that is not inconsistent with such direction and (iii) the Trustee shall not determine that the action so directed would be unjustly prejudicial to the Holders of Debt Securities of such series not taking part in such direction.

     Each Indenture provides that the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of all of the Outstanding Debt Securities of such series waive any past default under the applicable Indenture with respect to such series and its consequences, except a default (i) in the payment of the principal of (or premium, if any) or interest, if any, on any of the Debt Securities of such series or (ii) in respect of a covenant or provision of such Indenture which, under the terms of such Indenture, cannot be modified or amended without the consent of the Holders of all of the Outstanding Debt Securities of such series affected thereby.

     Each Indenture contains provisions entitling the Trustee thereunder, subject to the duty of such Trustee during an Event of Default in respect of any series of Debt Securities to act with the required standard of care, to be indemnified by the Holders of the Debt Securities of such series before proceeding to exercise any right or power under such Indenture at the request of the Holders of the Debt Securities of such series.

     Each Indenture provides that the Trustee thereunder will, within 90 days after the occurrence of a default in respect of any series of Debt Securities, give to the Holders of the Debt Securities of such series notice of all uncured and unwaived defaults known to it; provided, however, that, except in the case of a default in the payment of the principal of (or premium, if any) or any interest on, or any sinking fund installment with respect to, any of the Debt Securities of such series, such Trustee will be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interests of the Holders of the Debt Securities of such series; and provided, further, that such notice shall not be given until at least 30 days after the occurrence of an Event of Default regarding the performance of any covenant of the Company under such Indenture other than for the payment of the principal of (or premium, if any) or any interest on, or any sinking fund installment with respect to, any of the Debt Securities of such series. The term default for the purpose of this provision only means any event that is, or after notice or lapse of time, or both, would become, an Event of Default with respect to the Debt Securities of such series.

     The Company will be required to furnish annually to each Trustee a certificate as to compliance with all conditions and covenants under each of the Indentures.

MEETINGS

     Each Indenture contains provisions for convening meetings of the Holders of Debt Securities of a series if Debt Securities of that series are issuable as Bearer Securities. A meeting may be called at any time by the Trustee under the applicable Indenture, and also, upon request, by the Company or the Holders of at least 10% in principal amount of the Outstanding Debt Securities of such series, in any such case upon notice given in accordance with "-- Notices" below. Persons entitled to vote a majority in principal amount of the Outstanding Debt Securities of a series shall constitute a quorum at a meeting of Holders of Debt Securities of such series, except that in the absence of a quorum, a meeting called by the Company or the Trustee shall be adjourned for a period of not less than 10 days, and in the absence of a quorum at any such adjourned meeting, the meeting shall be further adjourned for a period of not less than 10 days, at which further adjourned meeting persons entitled to vote 25% in aggregate principal amount of the Outstanding Debt Securities of such series shall constitute a quorum. Except for any consent which must be given by the Holder of each Outstanding Debt Security affected thereby, as described above under "-- Modification of the Indentures", and subject to the provisions described in the last sentence under this subheading, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the lesser of (i) the Holders of a majority in principal amount of the Outstanding Debt Securities of that series and (ii) 66 2/3% in aggregate principal amount of Outstanding Debt Securities of such series represented and voting at the meeting; provided, however, that any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action which may be made, given or taken by the Holders of a specified percentage, which is less than a majority, in principal amount of Outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the lesser of (i) the Holders of such specified percentage in principal amount of the Outstanding Debt Securities of that series and (ii) a majority in principal amount of Outstanding Debt Securities of such series represented and voting at the meeting. Any resolution passed or decision taken at any meeting of Holders of Debt Securities of any series duly held in accordance with the applicable Indenture will be binding on all Holders of Debt Securities of that series and the related coupons. With respect to any consent, waiver or other action which the applicable Indenture expressly provides may be given by the Holders of a specified percentage of Outstanding Debt Securities of all series affected thereby (acting as one class), only the principal amount of Outstanding Debt Securities of any series represented at a meeting or adjourned meeting duly reconvened at which a quorum is present as aforesaid and voting in favor of such action shall be counted for purposes of calculating the aggregate principal amount of Outstanding Debt Securities of all series affected thereby favoring such action.

NOTICES

     Except as otherwise provided in each Indenture, notices to Holders of Bearer Securities will be given by publication at least once in a daily newspaper in The City of New York and London and in such other city or cities as may be specified in such Bearer Securities and will be mailed to such Persons whose names and addresses were previously filed with the Trustee under the applicable Indenture, within the time prescribed for the giving of such notice. Notices to Holders of Registered Securities will be given by mail to the addresses of such Holders as they appear in the Security Register.

TITLE

     Title to any Bearer Securities and any coupons appertaining thereto will pass by delivery. The Company, the appropriate Trustee and any agent of the Company or such Trustee may treat the bearer of any Bearer Security and the bearer of any coupon and the registered owner of any Registered Security (including Registered Securities in global registered form) as the absolute owner thereof (whether or not such Debt Security or coupon shall be overdue and notwithstanding any notice to the contrary) for the purpose of making payment and for all other purposes.

REGARDING THE TRUSTEES

  Senior Trustee

     The Company has a credit facility with the Senior Trustee.

  Subordinated Trustee

     The Company has a credit facility with the Subordinated Trustee.

                              PLAN OF DISTRIBUTION

     The Company may sell all or part of the Debt Securities to or through one or more underwriters for public offering and sale by them, and also may sell Debt Securities directly to investors or through one or more agents.

     Any particular series of Debt Securities may be acquired by such underwriter(s) for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. In connection with the sale of Debt Securities, underwriters, dealers and agents may receive compensation from the Company or from purchasers of Debt Securities in the form of discounts, concessions or commissions. Underwriters, dealers and agents who participate in the distribution of Debt Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of Debt Securities by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended. Any such underwriter, dealer or agent will be identified, and any such compensation received from the Company will be described, in the Prospectus Supplement. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     Under agreements which may be entered into by the Company, underwriters, dealers and agents who participate in the distribution of Debt Securities may be entitled to indemnification by the Company against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  $200,000,000

                                  ARISTAR LOGO

                                 ARISTAR, INC.

                          5.85% SENIOR NOTES DUE 2004

                       ----------------------------------
                             PROSPECTUS SUPPLEMENT
                       ----------------------------------

                              MERRILL LYNCH & CO.
                              GOLDMAN, SACHS & CO.
                              SALOMON SMITH BARNEY

                                JANUARY 22, 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------